Exhibit 16.2

July 30, 2021

Board of Directors

EnXnet, Inc.

11333 E. Pine St.

Tulsa, Ok, 74116

Dear Members:

MaloneBailey, LLP was engaged by EnXnet, Inc. / CIK Code: 1083706 (the “Company”) as the independent registered public accounting firm for the Company.

This letter confirms that effective immediately, MaloneBailey, LLP resigns as the independent registered public accounting firm from all engagements with or for the Company.

Please file the required Item 4.01 Form 8-K within four business days of receiving this letter but no later than 5:00pm EST on August 6, 2021. If the Item 4.01 Form 8-K is not filed timely, we will forward on this letter to the Securities and Exchange Commission.

Should you have any questions or concerns, please call 713.343.4286.

We thank you for your business and wish you all the best in your future endeavors.

Regards,

MaloneBailey, LLP